April 30, 2009

Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3030
100 F Street, NE
Washington, DC 20549-6010
Attn. Ms. Kristin Lochhead

Via Edgar

RE:	Boomerang Systems, Inc.
Staff Letter dated March 25, 2009
File#: 000-10176

Dear Ms. Lochhead:

We are pleased to provide the following responses to the staff’s letter of comment dated March 25, 2009.  Please be advised that on April 28, 2009 we filed an amendment to our annual report on Form 10-K for the year ended September 30, 2008 in response to the staff’s comments. The numbered paragraphs of this letter correspond to the numbered paragraphs of the letter of comment.

Draft Form 10K/A for the fiscal year ended September 30, 2008 submitted as correspondence

1.	We filed on April 1, 2009 a Current Report on Form 8-K in response to Item 4.02.

2.	The company has added an explanatory note on the September 30, 2008 10K.

Item 9A. Controls and Procedures, page 16

3.	This Item has been revised to discuss the material weakness and the restatement of our financial statements.

Management’s Report on Internal Controls over Financial Reporting, page 17

4.
Item 9A has been revised to include the following statement, “We have identified material weaknesses in our internal controls over financial reporting as of the end of the fiscal year ended September 30, 2008 that required our financial statements to be restated.”

Our discussion regarding disclosure controls and procedures and internal controls over financial reporting has been revised and expanded under this Item.

5.	Please see our response to comment 4. The disclosure requested has been set forth in Item 9A.

General

6.	We filed an amended Form 10-K/A for fiscal year ended September 30, 2008 on April 28, 2009.

Consolidated Financial Statements

7.
We have labeled our September 30, 2007 financial statements as restated.  In regards to paragraph 23 of the SFAS 154, the company was incorporated on December 6, 2006 so there are no prior financial statements to restate.

Report of Independent Registered Public Accounting Firm

8.	The independent auditors report has been revised to reflect the restatements.

Consolidated Statements of Stockholders’ Deficit, page F-4

9.	This section has been corrected to properly reflect the recapitalization of Digital and to present the reverse stock split retroactively. This section has been footed and cross-footed.
10.	The non-cash operating statement has also been revised. It now presents the recapitalization and the capitalization of the warrants that were associated with the promissory notes.

Note 1. Organization and Nature of Operations, page F-7

11.
The stock issued in the $1.7 million private placement is listed on the stockholders’ deficit as “Issuance of Stock- Private Placement” as $1,725,523 so that we more accurately display this transaction.

Note 6- Debt, page F-12

12.	Management had performed an analysis under the EITF 96-19 and the presentvalue cash flow difference is less than 10% between the original and new loans.

Please reference the tables below.  In addition, there are no embedded conversion options within the agreement.

Loan #1
PV of loan on current Maturity Date	PV of modified loan	%change

$200,000.00	$198,831.86	-0.58%
$200,000.00	$196,516.02	-1.74%
$200,000.00	$197,520.69	-1.24%
$200,000.00	$197,643.68	-1.18%

Loan #2
PV of loan on current Maturity Date	PV of modified loan	%change

$285,000.00	$283,335.40	-0.58%
$285,000.00	$281,466.98	-1.24%
$285,000.00	$281,642.24	-1.18%

13.	The disclosure relating to the warrants has been revised. The allocation of the value of the warrants has been allocated based on their relative fair value to the debt and the warrants themselves.

Note 9- Stock Option Valuation and Expense Information under SFAS 123 (R), page F-14

14.	We have revised our option footnote (note 9) and believe we are now in compliance with all disclosures required under paragraph A240 (d) of SFAS 123 (R).

15.	We have revised our disclosure regards to warrants in the financial statements, please see note 9.

Note 10- Merger, page F-15

16.	The following is noted regarding the reverse merger:

-	The discussion of the accounting and reporting of the reverse merger is now disclosed in Organization and Nature of Operations in Note 1.

-	The financial statement has been revised in response to the staff’s comments. Please note, that upon the reverse merger Boomerang (accounting acquirer) assumed the debt of Digital, the legal acquirer.

-
Please refer to Note 1 under Organization and Nature of Operations.  We believe that the financial statements now are in compliance with all disclosures required under paragraph 51-52 of SFAS 141, in addition, please refer to the recapitalization line of the Statement of Stockholders’ Deficit.

-
The Equity of the Company reflects the historical equity of Boomerang, restated to reflect the number of shares received in the reverse merger. EPS has been adjusted accordingly.  See the “Earnings Per Common Share” section of Note 1.  This has also been revised on the Consolidated Statements of Operations.

-	The proforma requirements under paragraph 54 of SFAS 141 do not apply to our company, as the reverse merger was a capital transaction, and not a business combination.

Exhibit 31.1 and 31.2

17.	The date has been included by the signature line as per Item 601(b) (31) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended December 31, 2008

General

18.	The Company filed the amendments to the March and June 2008 10-Qs on April 27, 2009 and the December 2008 10-Q on April 28, 2009.

Item 3. Controls and Procedures, page 21

19.
Item 3  has been revised to present the proper disclosure and to discuss the material weakness and the restatement of our financial statements and the impact of these matters on our revised conclusions regarding the effectiveness of our disclosure controls and procedures.

20.
We recognize that by using the historical data of Digital and the accounting procedure we used for the warrants accompanying the promissory notes is a material weakness within our internal controls.  Accordingly we have revised the disclosure under this Item.

21.
We received your initial comment letter on January 30, 2009.  After reviewing the staff comment letter we provided an initial response and requested an additional thirty days to conduct our research on February 12, 2009.  Our priority at that time was to complete our December 2008 10Q to remain in compliance with the filing deadline.  We did not know what impact our research findings would have on our 10K.  When we were in a position to restate our financial statements based on our findings, we filed an amended December 2008 10Q.

Exhibit 31.1 and 31.2

22.
Our language for the certifications have been corrected in the amended Form 10-Q for the quarter ended December 31, 2008.  Inasmuch as we filed our quarterly reports for the quarters ended March 31, 2008 and June 30, 2008 on Form 10-QSB as we believe was permitted under Securities Act Release 33-9976, Smaller Reporting Company Regulatory Relief and Simplification, we believe that the certifications for March and June were adequate.

We appreciate the staff bringing the above items to our attention.  If there are any additional comments or questions please do not hesitate in contacting me at 973-823-6720 or Beverly Pilger at 973-387-8514.

Sincerely,
/s/ Joseph Bellantoni
Joseph Bellantoni
Chief Financial Officer